James C. Barker, Consulting Geologist
Cathedral Rock Ranch, 35940 Highway 19, Kimberly, Oregon 97848
(541) 934-2970 fax (541) 934-2027 jcbarker@oregontrail.net

Consent of author

To Whom It May Concern

I, James C. Barker, Independent Consulting Geologist, AIPG 8205, have authored the report, Chandalar Mining District, Summary of Field Investigations, 2004, December, 2004; and have co-authored the report, Gold Deposits of the Chandalar Mining District, Northern Alaska: An Information Review and Recommendations, May, 2004 which was produced by Pacific Rim Geological Consulting, Inc. , Fairbanks, Alaska. Both of these reports were prepared for the Little Squaw Gold Mining Company. I hereby consent to the disclosure of this material as needed in the SB-2 and 10KSB filings.

This date of December 7, 2005.

James C. Barker
Certified Professional Geologist